Mail Stop 4561
Via fax – (727) 329-0274

March 20, 2008

Anand Nallathambi
Chief Financial Officer
12395 First American Way
Poway, CA 92064

> **Re:** **First Advantage Corporation**
> **From 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 28, 2008**
> **Form 8-K Filed on February 20, 2008**
> **File no. 001-31666**

Dear Nallathambi:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

1.   We note your disclosure on page 25 where you indicate that you generate revenue from sale of software licenses and maintenance services. Tell us what percentage

of your revenue is generated from the sale of software licenses. Also, please provide a detailed description of your software license sales (i.e. term vs. perpetual license) and tell us how your revenue recognition complies with the guidance under SOP 97-2.

2.   Please clarify for us if you enter into multiple element arrangements. If so, tell us the nature and terms of your multiple element arrangements and the timing and period over which they are delivered. Also, tell us how the arrangement fee is allocated to each element and how you determine the VSOE of fair value for each element under the guidance of SOP 97-2 and EITF 00-21.

3.   On page 52, you indicate that "a portion of the membership revenue received is paid in form of a commission to clients and is reflected in other operating expenses." Please explain to us the nature and terms of these arrangements. Is the portion of the fee that is paid to clients reflected as revenue when received and as operating expenses when the commissions are paid? Tell us why the fees paid to clients are reflected as operating expenses versus costs of sales. Also, tell us how you considered EITF 99-19 in accounting for such revenues and what percentage of your revenue is generated from such arrangements for the periods presented.

4.   We note that customer programming and professional consulting service revenue is recognized using the percentage of completion method. Please explain further the nature of these arrangements. Tell us how you considered footnote 1 of SOP 81-1 which does not permit the use of contract accounting for service contracts and provide us with an analysis, which demonstrates how this literature applies to the Company's customer programming and professional consulting arrangements.

Note 3. Acquisitions

5.   On page 8, you indicate that the Company acquired two companies in 2007 and eleven companies in 2006. With regards to these acquisitions, please explain further the following:

- Tell us how you considered disclosure requirements of paragraph 51 of SFAS 141.
- Tell us how you considered the requirements to file a Form 8-K pursuant to Item 1.01, Item 2.01 and Item 9.01 of Form 8-K.
- Tell us how you considered the requirements of Article 3-05 and Article 11 of Regulation S-X to provide audited financial statements and pro-forma financial information for these acquisitions. In this regard, tell us how you considered these acquisitions, both individually and in the aggregate, in concluding that such financial information was not required. Further, we note that several of your acquisitions include earn-out provisions. In this regard,

     tell us how you considered the contingent consideration when calculating the significance test.

6. We note your disclosures on page 56 where you indicate that when determining the fair value of assets and liabilities acquired, the Company uses various techniques including outside appraisals. Your disclosures on page 51 also reference their party valuations in estimating fair values in purchase business combinations. If you choose to rely on an independent third party, you should identify the independent firm and include the expert's consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your previously filed Forms S-3, Forms S-4 and Forms S-8. Please tell us how you considered the guidance in Rule 436(b) of Regulation C and how you intend to comply with such guidance.

Note 8. Investment in Marketable Equity Securities, page 60

7. Please explain further the following with regards to your investment in DealerTrack's common stock:
- We note that as a result of DealerTrack's IPO, the Company's ownership interest decreased from 21% to 16%. We further note that following DealerTrack's follow-on offering, your investment interest decreased further to 14%. Please explain, in detail, how you determined that that the Company should continue to account for this investment under the equity method following each of these transactions and tell us how you considered paragraph 17 of APB 18 your accounting for this investment.
- Please provide the calculations that support the $9.5 million and $7.0 million gains recognized in fiscal 2005 and 2006, respectively.

Note 14. Earnings Per Share, page 67

8. We note that you have two classes of common stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your issued common stock. We refer you to paragraph 61(d) of SFAS 128 and EITF 03-6.

Note 16. Segment Information, page 70

9. We note your disclosure on pages 41 and 71 where you indicate that you generate over 10% of your revenue from international operations. Please tell us how you considered the guidance in paragraph 38 of SFAS 131 to separately disclose revenues and long-lives assets by geographic areas.

Exhibit 31

10.   Please note that the language of the certifications required by Item 601(B)(31) of
        Regulation S-K must be provided exactly as stated therein. In this regard, when
        preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not
        include the title of the office held by the signatory in the first line of the
        certifications.

Form 8-K Filed February 20, 2008

11.   We note you present an adjusted EBITDA (a non-GAAP measure), which
        excludes a number of recurring items in your Form 8-K filed on February 20,
        2008. Please tell us how you have considered the guidance of Item 10(e) of
        Regulation S-K and Question 8 in the Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures to include the following disclosures with
        regards to your non-GAAP measures:
        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        Please ensure that your response addresses our above concerns, and if you
        propose to change your disclosures, please provided us with your proposed
        disclosures.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief